OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Kind Katie Movie Partners LLC

3973 Foxglove Road
Tucker, GA 30084

www.kindkatiemovie.com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum $1,070,000 of Revenue Participation Rights

Minimum of $10,000 of Revenue Participation Rights

Company	Kind Katie Movie Partners, LLC
Corporate Address	3973 Foxglove Road, Tucker, GA 30084
Description of Business	KIND KATIE Movie Partners, LLC, a Georgia-based company, is an independent production company developing and producing the feature film *KIND KATIE.* The faith-based, true-life story is budgeted at $1 million. The production team consists of Producer/Writer Jon Graham, Producer/Writer Joshua W. Sims.
Type of Security Offered	Revenue Participation Rights
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

Perks

**Perks are cumulative. (includes everything that comes with lesser investments.)*

$100+ - an **on-screen credit.**

$500+ - a live online **Q&A with the production team** and cast (if they are available).

$750+ - an **autographed copy of the title page of the script** - suitable for framing to commemorate your first film team experience.

$1000+ - **one ticket to the premiere** (location TBA). You'll have to cover your own travel.

$2000+ - we'll double the offer and get you **two tickets** - OR you'll receive a **site license** and an advance BLU-RAY disc to show the film at your church (pending future distribution agreements).

$10,000+ - **visit the set** during filming, meet the cast and crew (if available) and we'll give you **FOUR tickets** to the premiere. Travel expenses are on you and set visits will have to sync up with our shoot schedule. And you might be able to **be an extra** on set.

$25,000+ - you're a **Co-Executive Producer** with an onscreen credit and all the benefits I've already mentioned.

(travel expenses are your responsibility, scheduling conflicts may limit availability of some perks)

**All perks occur after the offering is completed*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

KIND KATIE Movie Partners, LLC, a Georgia-based company, is an independent production company developing and producing the feature film *KIND KATIE.* The faith-based, true-life story has a projected budget of $1 million. The production team consists of Producer/Writer Jon Graham, Producer/Writer Joshua W. Sims.

Sales, Supply Chain, & Customer Base

Our product, the motion picture, KIND KATIE will be marketed to movie goers and watchers worldwide. A multitude of distribution outlets will likely be employed including but not limited to theatrical release, video on demand, subscription based video on demand, broadcast, DVD/Blu-Ray - and these will be in both foreign and domestic markets. All of these distribution channels will provide revenue streams for the film. Companion products like a novelization, soundtrack and other ancillary items will also provide revenue streams for the company.

Our theatrical distribution strategy includes (in part) utilizing a service called Tugg which will reduce distribution fees and bring more revenue directly to the company.

The film will be strategically marketed to those interested in faith-based film, true-story films, and specifically middle-aged women and young adult females will be our target.

Competition

All movies compete for movie-goers' dollars based on interest, timing, and marketing. The faith-based field is a growing field with a highly supportive fan base.

Liabilities and Litigation

none.

The team

Officers and directors

Jon G. Graham	Producer / Co-Writer / Manager
Joshua W. Sims	Producer / Co-Writer / Manager

Jon G. Graham
Jon Graham has shot, scripted, edited and produced numerous documentary shorts for corporate, non-profit and entertainment markets, winning multiple peer awards. He also has produced, directed and written for live stage for many years. He is in post-production of a documentary called Rimshots about the principle percussionist for the Atlanta Symphony Orchestra (retired). Graham also served as General Manager for a radio station and is a broadcasting entrepreneur and visionary on the leading edge of new media strategies. In 2012, Graham was asked to judge a division of the New York State Emmys. In 2016, Graham launched PeachFlicks – a distribution vehicle for Georgia-based independent film. A talented musician, he has performed in more than 30 states in the U.S. and seven European countries. In addition, Graham has recorded an album of his own and produced two albums that were distributed to Major League Baseball players. Graham has a Bachelor of Arts in Mass Communication from Shorter University, a Master's degree from New Orleans Seminary and has completed most of the work for his Doctorate from Luther Rice University. He is also an adjunct professor for the University of Phoenix and teaches American Media in Culture. Since 2007, Graham has served as State Missionary / Associate Consultant for video production for the Georgia Baptist Mission Board, providing video content for over 3600 partner churches across the state of Georgia. He also serves as CEO of PeachFlicks (since 2016) and he is CEO of Graham Creative, LLC - his production company.

Joshua W. Sims
An artist at heart, Josh has been creating with his hands most of his life. When he was younger it was mud and Legos, but as he got older it became drawing / sketching / designing with ink and paper, playing music and song writing, graphic design, film making and woodworking. He knew he wouldn't be a professional Lego Builder or later a famous musician, but he stayed close by spending many years behind a sound console mixing for live events in college, and later in a salaried position as a Church

Media Director and then Video Producer. Since graduating college in 2008 with an BFA in Narrative Production, he's hiked cameras all over the world telling stories of Missionaries and Humanitarian Non-Profits from India to Peru, the UAE to Panama. After a brief stint as Creative Director for a soon to be large corporate video agency in Atlanta, Josh started Paper Rocket Picture Company in 2012, where he serves as Producer / Storyteller. Also in 2012, Josh was asked to teach two sections of Video Production coursework at Gwinnett Technical College. In the 4 years he was there, he saw students leave his classes and go on to land internships and jobs in the Atlanta Film Industry. By the closing of 2016, Josh had Produced and / or Directed content for many national and a few global brands, as well as quite a few teaching curriculum DVD's for various non-profits, and a men's bible study series with former U.S. Navy Seals titled Common Man Uncommon Life. He has carved out a little piece of the farm life he grew up with on the east side of Atlanta where he spends his off days planting, woodworking and playing with his dogs. Josh has been CEO of Paper Rocket Picture Company since 2007 and is proud to be a manager for Kind Katie Movie Partners, LLC since March 2017

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Risk Factors** A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.
- **Company Is Newly Formed** The Company has a limited operating history and has not generated revenue from intended operations yet. We are a startup company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of,

and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately December 1, 2017 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements

- **Economic Conditions** The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results. Inflation, hyperinflation, currency exchange rates, recession, depression, high unemployment levels, and other unfavorable economic conditions could affect our ability to be profitable. A severe and/or prolonged economic downturn or a negative or uncertain political climate could adversely affect our customers' financial condition and the levels of business activity of our customers we serve. This may reduce demand for our products or depress pricing of those products and have a material adverse effect on our results of operations. In addition to having an impact on general economic conditions, events such as acts of terrorism, war, or similar unforeseen events, may adversely affect our ability to service our customers and our results of operations, although the impact of such events can be difficult to quantify. If we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.
- **Competition** Competition from better-funded companies with more experience may affect our success. We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.
- **Labor Laws / Conditions** Labor laws for actors, or strike by actors' unions may affect our ability to complete the picture. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act,

unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

- **Spending Habits and Use of Time by Audiences** We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations
- **Availability of Personnel** In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants, partners, team members, and advisers may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Various team members may not be available at different stages in the development, production or post-production of the film, in which case suitable personnel will be substituted by management. Loss of talent through sickness or conflict may adversely affect the schedule or ability to complete production.
- **Dependence on Audience Acceptance** Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky. We cannot predict the economic success of any of our feature films because the revenue derived from the distribution of a film

(which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs

- **Insurance of Personnel** Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Jon Graham and Joshua Sims in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Jon Graham or Josh Sims die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company has entered or intends to enter into employment agreements with Auric Steele, Jon Graham, Josh Sims, Drew Waters, Chad Gundersen, Jill Hames-Graham, and Erin Bethea, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jon Graham or Josh Sims could harm the Company's business, financial condition, cash flow and results of operations
- **The film might never be made.** If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. The revenue participation rights only provide a right to share in the revenues of the "Kind Katie" feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film. The film might not be made due to unforeseen circumstances such as a loss of key personnel, industry strike, weather, natural disaster, illness of cast or other key personnel.
- **Limited Rights of Investors** Holders of Revenue Participation Rights have no voting rights. The Purchasers will have no right to participate in the business or affairs of the Company. The Financing Agreement does not contain any affirmative or negative covenants relating to the operation of the business or otherwise. The Company does not have any voting agreements in place for Revenue Participation Rights participants. The Company does not have any shareholder/equity holder agreements in place. Investors under no circumstances shall have the right to rescind, terminate or enjoin the

exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name). As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer(s).

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jon Gordon Graham, 51.0% ownership, Producer / Manager
- Joshua Wiley Sims, 49.0% ownership, Producer / Manager

Classes of securities

- Investor Revenue Participation Rights: 0

Voting Rights

Parties to the Investor Financing Agreement shall have no voting rights in the Company.

Management

The Company shall be managed by Jon G. Graham and Joshua W. Sims.

Distribution Rights

Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

First, 100 (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and

following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds. All third-party participations in Net Proceeds (other than those payable to Additional Investors) shall be borne out of

Producer's share of Net Proceeds.

The 50% distribution split assumes that the Investor and Additional Investors contribute the entire Investor Funds and Additional Investor Funds of the project, which is projected to be $1 million (and not to exceed $2 million), to the Producer. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Investor and Additional Investors, and the remaining $200,000 is procured by the Producer by some non-investment means (e.g. debt) 80% of the $1 million Budget would have been provided by the Investors, which would result in them receiving 80% of the potential 50% split, or 40% of the Net proceeds, resulting in the Investor and Additional Investors receiving 40% and the Producer receiving 60% to reflect the additional percentage of the Budget procured by non-investment "Filmmaker Funds."

"Filmmaker Funds" is defined as all the non-investment additional funds required to produce and market the Picture (e.g. loans, advances, minimum guarantees, etc.).

As used herein, "Gross Proceeds" shall mean any and all amounts, including non-refundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay funds secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be adjusted every twelve (12) months and amounts deemed by Producer as not needed to cover anticipated expenses will be forwarded for distribution per this Agreement. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

Dilution Protection

Investors may experience dilution if Budget exceeds $1M, but not to exceed dilution of pro-rate Investor Funds and Additional Investor Funds of $2,000,000. Any funds raised in excess of $2,000,000 towards the budget, and other compensation owed to third parties will be shared out of the "Producers' Side" of the Profits.

- Membership Interests: 100

Voting Rights

Membership Interest holders shall hold a vote equal to their percentage ownership of the total outstanding membership interests in the company. Parties to the Investor Financing Agreement shall have no voting rights in the Company.

Management

The Company shall be managed by Jon G. Graham and Joshua W. Sims.

Distribution Rights

Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

First, 100 (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and

following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, if any, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds. All third-party participations in Net Proceeds (other than those payable to Additional Investors) shall be borne out of Producer's share of Net Proceeds.

The 50% distribution split assumes that the Investor and Additional Investors contribute the entire Investor Funds and Additional Investor Funds of the project, which is projected to be $1 million (and not to exceed $2 million), to the Producer. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Investor and Additional Investors, and the remaining $200,000 is procured by the Producer by some non-investment means (e.g. debt) 80% of the $1 million Budget would have been provided by the Investors, which would result in them receiving 80% of the potential 50% split, or 40% of the Net proceeds, resulting in the Investor and Additional Investors receiving 40% and the Producer receiving 60% to reflect the additional percentage of the Budget procured by non-investment "Filmmaker Funds."

"Filmmaker Funds" is defined as all the non-investment additional funds required to produce and market the Picture (e.g. loans, advances, minimum guarantees, etc.).

As used herein, "Gross Proceeds" shall mean any and all amounts, including non-refundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay funds secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be adjusted every twelve (12) months and amounts deemed by Producer as not needed to cover anticipated expenses will be forwarded for distribution per this Agreement. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

Dilution Protection

Investors may experience dilution if Budget exceeds $1M, but not to exceed dilution of pro-rate Investor Funds and Additional Investor Funds of $2,000,000. Any funds raised in excess of $2,000,000 towards the budget, and other compensation owed to third parties will be shared out of the "Producers' Side" of the Profits.

What it means to be a Minority Holder

As a holder of Revenue Participation Rights you will have no voting rights, and limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The investor's portion of revenue could be diluted due to the company raising additional funds beyond the projected $1,000,000 budget amount listed (up to, but not to exceed $2,000,000). When the company raises additional funds, the percentage of the revenue that you own will go down, even though the profits of the company may go up. In this case, you will own a smaller percentage of the investor's "pool" of the profits. This increase in funds raised could result from another crowdfunding round, a private offering, or angel investment.

If the company decides to raise over the published maximum, an investor could experience value dilution, with his or her pro-rated percentage being worth less than before.

If the Company reaches it's initial maximum goal of $107,000, it is expected that the Company will increase it's offering maximum to $1,070,000, which will create the opportunity for such dilution.

An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not necessarily based on this offering):

· Jane invests $10,000 representing 1% of the published maximum to be raised (based on $1,000,000 maximum)

· The Company has an angel investor offer $200,000 for marketing and distribution expenses. This puts the Company in a much stronger position for successful box office sales, more control of distribution efforts, and will potentially raise ancillary distribution offers.

· While the company will likely have a larger net profit, Jane's percentage of revenue has gone from 1% down to .83% of the investor pool.

If you are making an investment expecting to own a certain percentage of the revenue, it's important to realize how the value of your investment can decrease by actions taken by the Company. Dilution can make drastic changes to earnings per investment.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-07-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until Late 2018 at the earliest. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

We will be able to start production once we have received $750,000.

Funds raised in excess of that amount prior to production beginning will be used for larger named talent as available and more production value on screen (additional locations, set design, special effects as needed).

Funds raised in excess of that amount after production begins will be used for post-production expenses that will enhance the value of the film (film scoring, music licensing).

Any leftover funds will be used in part for increased marketing and distribution of the film.

Financial Milestones

The company is seeking investment for development of a film. All proceeds will go toward development, production, post-production and distribution of the film. The company believes it will be profitable no longer than three years after the first distribution window is achieved.

Based on comparable films in budget, subject matter, and genre, the company believes a reasonable expectation of gross profit should be between 2.5 Million and 4 Million dollars over the entire revenue life of the film.

Future financial milestones that should impact the company include:

- Theatrical ticket sales rolled out via Tugg.com with a target of 1000 tickets sold per week in 30 markets over three weeks, for a gross sale of $900,000.
- Distributor driven domestic theatrical release. (est. $2 Million gross sales)
- Domestic VOD/SVOD rights (est $1 Million gross sales)
- Domestic DVD/Blu-Ray (est $400,000)
- Domestic Broadcast Rights (est $200,000)
- Foreign rights (as above) at estimated 40% of domestic returns

Liquidity and Capital Resources

The company was formed in February and has minimal assets ($9000.00 +/-) and no liabilities. Funding is required to commence and complete production and marketing the motion picture. If the company is successful in this offering, we may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company, not to exceed the amount of $2 million, all such funds to be used for production and marketing of the motion picture.

Indebtedness

The Company has not had any material terms of indebtedness

Recent offerings of securities

None

Valuation

$2,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. It is based on the cost of producing and marketing the motion picture.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
Start Engine Fees (6%)	$600	$64,200
Professional Fees	$1000	$1000
Net Proceeds	$8,400	$1,004,800
Use of Net Proceeds:		
Teaser / Trailer Production	$3,000	
Marketing	$5,000	$100,960
Working Capital	$400	$33,000
Travel	$0	$15000
Production of the film		$888840
Total Use of Net Proceeds	$8,400	$1,004,800

We are seeking to raise $1,070,000 in this round trough Regulation Crowdfunding, with a minimum target raise of $10,000.00. (already reached)

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised.

We will pay Start Engine $600.00 if we only raise the minimum target amount, and $64,200 total if we raise the maximum offering amount.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover the $1 million that we project we will need in 2018 and 2019 to build on our successful marketing efforts of the past year.

Specifically, we intend to produce and distribute and market a faith-based film called Kind Katie.

If we raise $10,000, the money will be used as seed money, for legal fees, and to advertise/market the offering.

Specifically (but not limited to):

1. Highly targeted ads on Facebook to small and medium investors who are also interested in faith-based films.

2. Highly targeted promotion on Christian radio stations, thereby targeting superfans of faith-based films.

3. Highly targeted ads on websites that cater specifically to faith-based fans.

4. Fees to third party consultants to maximize SEO and SEM to draw traffic to the offering.

If we raise $10,000 - $1,070,000.00 some of the money will be used to advertise the offering, and the rest as proof of concept to attract high net worth individuals as investors.

1. Leverage further advertising, broadening the target audience listed above.

2. Third party consultants to increase reach of campaign.

3. Keep the majority of the funds in reserve for use in production of the movie.

4. Demonstrate proof-of-concept to secure name talent for roles in the movie.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.kindkatiemovie.com in the area labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kind Katie Movie Partners LLC

[See attached]

KIND KATIE MOVIE PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017

KIND KATIE MOVIE PARTNERS, LLC

TABLE OF CONTENTS

NICHOLS, CAULEY & ASSOCIATES, LLC
336 Broad Street, Suite 201, Rome, Georgia 30161
P.O. Box 1586, Rome, Georgia 30162
706-237-7990 FAX 706-237-7991
rome@nicholscauley.com

Independent Accountant's Review Report

To The Members
Kind Katie Movie Partners LLC
Atlanta, Georgia 30318

We have reviewed the accompanying financial statements of Kind Katie Movie Partners, LLC, which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in members' deficit, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Nichols, Cauley + Associates, LLC

Rome, Georgia
March 5, 2018

KIND KATIE MOVIE PARTNERS LLC
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	10,291

LIABILITIES

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	9,426
LONG-TERM LIABILITIES		
Revenue participation rights		18,844
TOTAL LIABILITIES		28,270

MEMBERS' DEFICIT

Members' deficit		(17,979)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	10,291

See accompanying notes to financial statements and independent accountant's review report.

KIND KATIE MOVIE PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 21, 2017 THROUGH DECEMBER 31, 2017

REVENUES	$	-
GENERAL AND ADMINISTRATIVE EXPENSE		
Advertising		8,061
Professional fees		13,215
Travel		500
Meals and entertainment		259
Printing		126
Postage		12
Bank service charges		18
Total operating expenses		22,191
OTHER INCOME		
Other income		4,112
NET LOSS	$	(18,079)

See accompanying notes to financial statements and independent accountant's review report.

KIND KATIE MOVIE PARTNERS LLC
STATEMENT OF MEMBERS' DEFICIT
FOR THE PERIOD MARCH 21, 2017 THROUGH DECEMBER 31, 2017

Balance, at inception	$	-
Contributions		100
Net income		(18,079)
Balance, end of period	$	(17,979)

See accompanying notes to financial statements and independent accountant's review report.

KIND KATIE MOVIE PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 21, 2017 THROUGH DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(18,079)
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		9,426
Cash used by operating activities		(8,653)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds, revenue participation rights		18,844
Member contributions		100
Net cash provided by financing activities		18,944
Net (decrease) increase in cash and cash equivalents		10,291
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	10,291

See accompanying notes to financial statements and independent accountant's review report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Kind Katie Movie Partners, LLC (the "Company") conform to generally accepted accounting principles. The following is a description of the more significant policies.

Entity

The Company, which is a Georgia based limited liability corporation, was formed on March 21, 2017. The Company is an independent production company developing and producing the feature film, Kind Katie. The faith-based true-life story has a projected budget of $1 million. The production team consists of Producer/Writer Jon Graham and Joshua W. Sims.

Cash and cash equivalents

For purposes of the statement of cash flows the Company considers temporary investments with a maturity of three months or less when acquired to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from production and distribution of the feature film when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Advertising costs

The Company expenses advertising costs as incurred.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies at the date of the financial statements and of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Income taxes

The Company elected to be taxed as a partnership in accordance with the Internal Revenue Code. Under these provisions, the Company does not pay corporate taxes at the corporate level. Instead, the members are liable for individual income taxes on their respective share of ownership of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company recognizes interest and penalties related to uncertain tax positions, when applicable, as income tax expense in the statement of income.

Other income

Other income includes amounts received from crowdfunding campaigns and other cash donations received. The crowdfunding campaign may require the Company to provide certain benefits to the investor. The benefits are contingent upon the Company completing production of Kind Katie. Any cost of the benefits will be expensed as incurred.

2. MANAGEMENT'S PLANS

The Company has a limited operating history and is reliant on the ability to obtain funding. The Company's ability to continue as a going concern is dependent upon its ability to fund operations and production costs. During the next twelve months, the Company intends to fund its operations through Regulation Crowdfunding campaigns and additional financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain funding, the operations of the business could be harmed. The financial statements do not include any adjustments that might result from these uncertainties.

3. CONCENTRATIONS AND RISK FACTORS

The Company is subject to concentrations of credit risk related primarily to its cash and cash equivalents. The Company maintains substantially all of its cash and cash equivalents at financial institutions believed by the Company to be of high credit quality. These balances, at times, may not be subject to or may exceed the Federal Deposit Insurance Corporation (FDIC) limit. To date the Company has not experienced any loss or lack of access to cash in its operating accounts. Management believes there is no material risk because of the financial strength of the institutions.

The Company's planned principal operation is the production and sale of a feature film, Kind Katie. The Company has not commenced principal operations at this time and is in the process of raising funds to begin production of Kind Katie. The Company's activities are subject to significant risks and uncertainties including failing to secure additional funding to begin production of Kind Katie.

Other significant risk factors that could impact the Company's future results, operation and profitability include, but are not limited to: (1) potential lack of sufficient working capital due to cash flow difficulties or other factors beyond the Company's control, and (2) numerous competitive factors that could impair the Company's ability to reach profitability.

4. REVENUE PARTICIPATION RIGHTS

The Company has secured financing through Investor Financing Agreements as a part of a Regulation Crowdfunding campaign. The terms of the agreements provide the investor rights to adjusted gross proceeds available to the producer after payments of expenses. The amounts available to investors holding this class of revenue participation rights is 100% of adjusted gross proceeds until the return is equal to 120% of the principal investment. Once 120% of the principal investment has been returned, the rate of return adjusts to a prorated share of 50% net profits.

5. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2017 through March 5, 2018 for potential recognition and disclosure in the financial statements, which is the date the financial statements were made available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Kind Katie Movie Partners is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

PLAY VIDEO


Kind Katie
Life is a dance. Dance gracefully.

Kind Katie Movie Partners

Faith-based Film Funding belongs to YOU.

Small OPO | Tucker, GA | Film & Video | Accepting International Investment

15
Hours Left

228
Investors

$64,852.00
Raised of $10K - $100K goal

Invest Now

$100.00 minimum investment

Watch This Video First... If You Haven't Already.


DIRECTOR
How this investment strategy is a GAME CHANGER
for faith based films.


a major motion picture
Kind
KATIE
life is a dance
dance gracefully



News Channel 9 story on the film.

Make History With The First Faith-Based Film To Offer Profit Sharing.

Invest in Kind Katie Movie Partners

In 2004, *The Passion of The Christ* made history and was nominated for four Oscars. It was self-financed by Mel Gibson. In 2006, *Facing the Giants* made history as the first major theatrical release funded by a church. It has since grossed 10X it's production budget. (boxofficemojo.com)

In the past, faith-based films have had to rely on non-profits or wealthy investors to get a film made. Now YOU can change that. And isn't that a biblical model? Consider the parable of the Talents in Matthew 25.

Kind Katie will be the first faith-based film (that we know of) to offer potential recoupment of funds and shares in the profits for only $100.

The Opportunity (Investment)

- 100% of the adjusted gross profit gets returned to you first.
- Once you've received 120% of your principal investment, then your return adjusts to a prorated share of 50% of net profits.

Minimum Investment: $100.
Security Type: Investor Financing Agreement.
Round Size: Min: $10,000; Max: $1,070,000.00
Return on Investment: 100% Adjusted Gross Proceeds to Investors until recoupment of 120% of principal investment, then, then a pro rated share of 50% of adjusted gross proceeds thereafter.
Pre-Money Valuation: $2,000,000.



Kimi, Katie Beth and Jacob Carter

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Katie Beth Carter left a legacy of faith and kindness that the world needs to hear.

The Perks

Perks are cumulative. (includes everything that comes with lesser investments.)

$100+ - an **on-screen credit**.
$500+ - a live online **Q&A with the production team** and cast (if available).
$750+ - an **autographed copy of the title page of the script** - suitable for framing to commemorate your first film team experience.
$1000+ - **one ticket to the premiere** (location TBA). You'll have to cover your own travel.
$2000+ - we'll double the offer and get you **two tickets** - OR you'll receive a **site license** and an advance BLU-RAY disc to show the film at your church (pending future distribution agreements).
$10,000+ - **visit the set** during filming, meet the cast and crew (if available) and we'll give you **FOUR tickets** to the premiere. Travel expenses are on you and **set visits will have to sync up with our shoot schedule**. And you might be able to **be an extra** on set.
$25,000+ - you're a **Co-Executive Producer** with an onscreen credit and all the benefits I've already mentioned.

(travel expenses are your responsibility, scheduling conflicts may limit availability of some perks)
**All perks occur after the offering is completed.*

Our Team Has Years of Acting and Producing Credits Including...


ROBERT WHITLOW'S THE TRIAL
NCIS
CBS
THE REDEMPTION OF HENRY MYERS
FRIDAY NIGHT LIGHTS
FRIDAYS 9/8c NBC
Breaking Bad
UNLIMITED
NEW LIFE
Letters to God
To: God From: Tyler
FIREPROOF
NATIONAL BIBLE BEE GAMESHOW

Writer/Producer Jon Graham on "Why Kind Katie?"



The Carter family on "Why Kind Katie?"



The Story: *KIND KATIE* ...Based on True Events

For those who KNOW the real story of Katie Beth, remember this film is "based on true events". Much care has been taken to preserve the spirit of Katie Beth but many of her life events were time-compressed, re-sequenced and sometimes fictionalized for narrative purposes.



Katie Beth has a growing friendship with the star receiver, Marcus. She's a bit stunned to learn he wants to leave his tumultuous family and enlist in the Marines as soon as he graduates. She invites him to the upcoming Christmas musical where she'll have a solo dance. After the musical, Coach Slaughter tells her and Marcus about the Spring Break service trip to Nicaragua. The next day, KB learns the audition for JSU is at the same time. She wants to do both- but can't. She presses ahead over the next months as if she's doing both. Not until the moment she steps off the van do we learn that that she decides the mission trip will have a more eternal impact.

In Nicaragua, Katie Beth learns how the children have no school. A young girl is enchanted by Katie Beth's dancing. They color a yellow butterfly in a coloring book together. Meanwhile, in Alabama, Katie Beth's name is called to audition. Back in Nicaragua, a tear rolls down KB's face, aware she was missing tryouts at JSU. As the mission team is saying their goodbye's, the little girl slips a note in KB's pocket. It's the picture of the yellow butterfly with a message added: "Siempre Baila"...ALWAYS DANCE.



After a perfect weekend at home, she heads back to school. Three miles from JSU she can't react fast enough as an 18-wheel truck hits her broadside. The impact kills her instantly. At the crash scene, an EMS worker picks up a charred piece of paper: A yellow butterfly with the words, "Siempre Biala".

Amy weeps over Katie Beth's scholarship award letter.The letterhead reads J S U. ... she adds an 'e' and an 's' ... "JeS Us ... help me". Jason hurls softballs at the backyard fence. The family is at the funeral home when Marcus, straight from Marine boot camp enters in full dress. He salutes Jason, the casket, and then collapses in tears.

At the private family graveside service, a yellow butterfly follows the family from Katie Beth's grave, to a neighbor's son's grave a few feet away. JSU has a recognition for the Carter Family. KB's dance teammates tell Amy that they've all seen a yellow butterfly"dancing" in Katie Beth's spot during their games.



It's the first morning of Katie Beth Carter's Senior year in high school. Katie Beth and little sister Kimi are fighting over clothes. Dad, Jason, is on a Skype call to Australia where older brother Jacob is wrapping up his mission time. Mom, Amy is preparing breakfast. KB has been a dancer since age 4. She's 'served her time' on the JV squad. By day's end, she will find out the results of her audition for Varsity dance team.... She doesn't make the team. She is heartbroken. Her dream since middle school has been to dance with the Jacksonville State University Marching Ballerinas. Once home, Katie Beth is angry. Softball coach, Dad, offers her a bucket of softballs and says- "go throw these at God". Katie records her prayers in her journal. It has a yellow butterfly on the cover.

KB becomes the football team manager. She'll be watching her former dance teammates wearing a different uniform. But, she has a new dance coach who demands much more of her and is committed to Katie Beth reaching her dream. In Coach Slaughter's leadership class, Katie Beth learns about various kinds of leaders. A few conversations with Slaughter confirm that she leads through kindness. The greatest example of this kind of leadership was Jesus Christ.



Touchdown in Atlanta, Katie Beth learns another audition has opened. The Carters scramble from the airport to the audition. On their way back home, Katie Beth has time to reflect on the week she's had. Looking back through her journal, she determines to make a big impact during her last few months of high school. Armed with her Bible, a sharpie, construction paper and her yearbook, she writes a Bible verse and a note of encouragement to every person in her class. She works through the night and early the next Monday she puts the messages on each classmate's locker. From that point forward her classmates refer to her as Kind Katie.

Just before graduation, she learns she made the JSU squad. That summer, every waking moment is filled with JSU practice, college orientation, and dreaming with Jacob's fiance about their upcoming wedding. The whole family makes the two-hour trip to JSU to watch Katie Beth dance at her first game. After the game, the family heads home while Katie stays at school to hang out with friends. She'll drive home for the Labor Day holiday tomorrow.



The Leadership class decides to build a school in Nicaragua in Katie Beth's honor. They go to the business community and raise $60,000. A yellow butterfly flits across a beautiful green pasture while uniformed kids are running toward a new brick school building on a Nicaraguan hillside. The sign goes up on the school: Katie Beth Carter Memorial School. As the kids begin their first day of class, they open their text books to discover a note for each child. One little girl's note is a tattered colored picture of a yellow butterfly with the words, "SIEMPRE BIALA"on it.

A tear rolls down her cheek... and then a giant smile. ... THE END.

The Industry


MC
Global Box Office Revenues (US$ Billions)
values include all films released, regardless of distributor or country of origin
international box office calculated country-by-country based on a variety of primary and secondary data sources
2011-2015
Latin America
EMEA
Asia Pacific
US/Canada
$32.6
$2.6
$10.8
$9.0
$10.2
$34.7
$2.8
$10.7
$10.4
$10.8
$35.9
$3.0
$10.9
$11.1
$10.9
$36.4
$3.0
$10.6
$12.4
$10.4
$38.3
$3.4
$9.7
$14.1
$11.1
2011
2012
2013
2014
2015
MarketingCharts.com | Data Source: Motion Picture Association of America (MPAA)

The future for independent films continues to look impressive, as their commercial viability has increased steadily over the last two decades. In a recent article from the Washington Times, Cary Solomon said, "***faith-driven films have emerged as a market force over the past two to three years. The success of several of these films has proved the existence of an audience eager to see them and means the genre won't be disappearing anytime soon.***"
2016 was known by many as the year of the Bible (in films) and the successes were evident.

I'm Not Ashamed grossed **$2.3M**, *God's Not Dead 2* grossed **$20.7M**, *Miracles from Heaven* brought in **$61.7M**, *Risen* took in **$36.8M**. Perhaps most noteworthy, *Hacksaw Ridge*, a wartime movie about a conscientious (faith driven) objector was **nominated for seven Oscars and won two of them**. (boxofficemojo.com / imdb.com)

As studios cut back, equity investors have been moving into the independent film arena. Lately, falling salaries, rising subsidies and a thinning of competition have weighted the financial equation even more in favor of the investor. In addition, revolutionary changes in the manner in which motion pictures are produced and distributed are now sweeping the industry, especially for independent films.

The total North American box office in 2016 was $11.4 billion. The share for independent films was $4.1 billion, or 37.6 percent, of the 2016 total. Worldwide box office revenues were $38.3 billion in 2015. (MPAA)

Once dominated by the studio system, movie production has shifted to reflect the increasingly viable economic models for independent film. The success of independent films has been helped by the number of new production companies and smaller distributors emerging into the marketplace every day, while major U.S. studios maintain divisions dedicated to providing distribution in this market segment. In addition, there continues to be an increase in the number of screens available for independent films.

Investment in film continues to be an attractive prospect despite economic instability. Widely recognized as a "recession-proof" business, the entertainment industry has historically prospered even during periods of decreased discretionary income. "In mature markets such as the United States, the business can be more cyclical in the short term, driven by product, supply and distribution patterns," National Association of Theatre Owners President John Fithian stated. "Great storytelling, memorable characters and an ever-innovating theater experience brought more people around the world to the movie theater in 2012 than ever before," former Senator Christopher Dodd, chairman and CEO of the Motion Picture Association of America (MPAA), said in 2013 when announcing the release of the Association's annual data report for the previous year. **"It's a powerful reminder of just how much movies matter not just to our culture, but also to our economy."**

Comparable Faith-Based Films

	Revenue			Producer Profit and Loss		
Film Name	Theatrical	Home Video and Digital	TV and Ancillary	Production Budget	Collected Revenue	Profit/(Loss)
War Room	$73,707,105	$82,931,829	$21,035,785	$3,000,000	$57,808,907	$54,808,907
God's Not Dead	$63,777,092	$60,648,555	$14,021,304	$1,150,000	$52,539,886	$51,389,886
Courageous	$35,185,884	$69,206,985	$9,290,196	$2,000,000	$37,499,150	$35,499,150
The Grace Card	$2,430,735	$43,879,363	$2,039,136	$200,000	$17,436,652	$17,236,652
God's Not Dead 2	$23,567,558	$23,244,564	$7,896,507	$5,000,000	$11,877,225	$6,877,225
Grace Unplugged	$2,507,159	$16,398,049	$2,508,999	$1,700,000	$7,254,856	$5,554,856
Do You Believe?	$15,780,089	$15,384,087	$5,025,025	$2,300,000	$3,914,080	$1,614,080
October Baby	$5,355,847	$10,117,439	$1,084,033	$1,000,000	$3,693,225	$2,693,225
Where Hope Grows	$1,166,052	$8,923,723	$1,317,996	$2,000,000	$3,400,188	$1,400,188

prepared by Nash Information Services, LLC for Kind Katie Movie Partners, LLC

Faith-based films are a growing, often profitable segment of the entertainment industry, and more producers and executives are trying to tap into the market for belief-affirming movies. The 2015 prayer-focused hit "War Room" cost just $3 million to make but grossed $67.8 million in box-office receipts. "Miracles From Heaven" and the biblical epic "Risen" have generated strong business despite opening only a few weeks apart.

Mainstream producers, directors and actors are increasingly attaching themselves to such projects as the box-office prospects grow. Dennis Quaid starred in the 2011 offering "Soul Surfer." Joe Roth, known for mainstream blockbusters such as "Maleficent," produced "Miracles From Heaven" and 2014's "Heaven Is for Real." For "Miracles," the studio recruited Patricia Riggen, the director of the Warner Bros. Chilean miner movie "The 33." (latimes.com Faith-based films are building followings at the box office, 3/28/16)

The bigger Hollywood names have helped to broaden the audience for Christian films, boosting their box-office appeal. "Heaven Is for Real," starring Greg Kinnear, caught Tinsletown off guard with its $91 million in domestic ticket sales, and "Miracles From Heaven" grossed $18 million in its first five days in theaters, exceeding the studio's projections. (latimes.com Faith-based films are building followings at the box office, 3/28/16)

Proposed Distribution Timeline


~2 years
~4 months
~1-3 months
~0-2 months
whenever
tugg
Exclusive theatrical release
1
DVD sale
2
iTunes
Pay-per-view, download to own, & 'digital rental'
3
NETFLIX
Subscription VoD, kiosk rental (e.g., Redbox)
4
NBC
Cable & broadcast TV
5
6
~0-4 months
International exploitation windows start
7
0 days
2 years

Where Does The Money Go?


FEDERAL RESERVE NOTE
KB 46279860 I
B2
THE UNITED STATES OF AMERICA
THIS NOTE IS LEGAL TENDER FOR ALL DEBTS, PUBLIC AND PRIVATE
Treasurer of the United States.
SERIES 2006 A
Secretary of the Treasury.
KB 46279860 I
100
ONE HUNDRED DOLLARS
FRANKLIN

The budget is a flexible document and will change as needs change - ratios should remain close to these amounts. Any revenue raised over budget will go to increase production value.


Post Production
Legal & Insurance
Cast
Production Team
StartEngine.com fees
Director
Contingencies
Location/Crew/Gear

Proposed Production Budget Breakdown

Location / Crew / Gear - 41%
Legal & Insurance - 14%
Post-Production - 11%
Cast - 12%
Production Team - 9%
StartEngine.com Fees - 6%
Director - 2%
Contingencies - 5%

Out of Every $100 Investment...

Production Budget (proposed second round)

$41 goes to location, crew and gear.
$14 goes to legal fees and insurance.
$11 goes to post production like editing, sound design.
$12 goes to the cast.
$9 is divided among the rest of the production team.
$2 goes to the director
$5 goes to contingencies
$6 goes to StartEngine.com fees

Development Budget (first round)

$30 goes to marketing/advertising.
$10 goes to a casting director.
$30 goes to production of a "proof of concept" trailer.
$19 goes to travel expenses.
$6 goes to StartEngine.com fees.
$5 goes to contingencies.

these are estimates - not actual forecasts of disbursement.

February 2017


MY LIFE

The Carter's grant movie rights.

Jason, Amy, Jacob and Kimi Carter sign life story option rights agreement to have their story (and Katie Beth's) told as a film.

March 22, 2017

Kind Katie Movie Partners, LLC launches Indiegogo campaign

over $4000 was raised to get initial legal fees paid.

June, 2017



Angel investor / co-executive producer is in for $10,000

A friend of the project helps us launch with $10,000.

July 2017



Script is Carter Approved.

Jason and Amy Carter "sign off" on our script enabling the project to move forward full speed ahead.

October 2017



Project fully funded / heading into pre-production

We hope to be fully funded by 10/30/2017 and in pre-production soon thereafter. (ANTICIPATED)

February 2018



Principle Photography

The cameras roll. (ANTICIPATED)

September 2018



Kind Katie is Released to the World

Two years after her death, the life-story of Katie Beth Carter is premiered. (ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team





Jon G. Graham

Producer / Co-Writer / Manager

Jon Graham has shot, scripted, edited and produced numerous documentary shorts for corporate, non-profit and entertainment markets, winning multiple peer awards. He also has produced, directed and written for live stage for many years. He is in post-production of a documentary called Rimshots about the principle percussionist for the Atlanta Symphony Orchestra (retired). Graham also served as General Manager for a radio station and is a broadcasting entrepreneur and visionary on the leading edge of new media strategies. In 2012, Graham was asked to judge a division of the New York State Emmys. In 2016, Graham launched PeachFlicks – a distribution vehicle for Georgia-based independent film. A talented musician, he has performed in more than 30 states in the U.S. and seven European countries. In addition, Graham has recorded an album of his own and produced two albums that were distributed to Major League Baseball players. Graham has a Bachelor of Arts in Mass Communication from Shorter University, a Master's degree from New Orleans Seminary and has completed most of the work for his Doctorate from Luther Rice University. He is also an adjunct professor for the University of Phoenix and teaches American Media in Culture. Since 2007, Graham has served as State Missionary / Associate Consultant for video production for the Georgia Baptist Mission Board, providing video content for over 3600 partner churches across the state of Georgia. He also serves as CEO of PeachFlicks (since 2016) and he is CEO of Graham Creative, LLC - his production company.

Joshua W. Sims

Producer / Co-Writer / Manager

An artist at heart, Josh has been creating with his hands most of his life. When he was younger it was mud and Legos, but as he got older it became drawing / sketching / designing with ink and paper, playing music and song writing, graphic design, film making and woodworking. He knew he wouldn't be a professional Lego Builder or later a famous musician, but he stayed close by spending many years behind a sound console mixing for live events in college, and later in a salaried position as a Church Media Director and then Video Producer. Since graduating college in 2008 with an BFA in Narrative Production, he's hiked cameras all over the world telling stories of Missionaries and Humanitarian Non-Profits from India to Peru, the UAE to Panama. After a brief stint as Creative Director for a soon to be large corporate video agency in Atlanta, Josh started Paper Rocket Picture Company in 2012, where he serves as Producer / Storyteller. Also in 2012, Josh was asked to teach two sections of Video Production coursework at Gwinnett Technical College. In the 4 years he was there, he saw students leave his classes and go on to land internships and jobs in the Atlanta Film Industry. By the closing of 2016, Josh had Produced and / or Directed content for many national and a few global brands, as well as quite a few teaching curriculum DVD's for various non-profits, and a men's bible study series with former U.S. Navy Seals titled Common Man Uncommon Life. He has carved out a little piece of the farm life he grew up with on the east side of Atlanta where he spends his off days planting, woodworking and playing with his dogs. Josh has been CEO of Paper Rocket Picture Company since 2007 and is proud to be a manager for Kind Katie Movie Partners, LLC since March 2017



Chad Gundersen

Production Consultant

Chad Gundersen's producing career began 18 years ago while in college at the University of Texas. In 2006, Gundersen started his own company, Gundersen Entertainment, and has worked alongside studios and highly renowned filmmakers to produce life-changing films. Among Gundersen's many projects are The Redemption of Henry Myers starring Erin Bethea and Drew Waters; Hoovey starring Patrick Warburton and Lauren Holly; and Owlegories (Gundersen Entertainment, 2014), an animated series for children. Gundersen currently is in development on numerous features.



Auric Steele

Legal / Production Consultant

Auric Steele, a native of Toronto, Canada, is an attorney and media consultant specializing in intellectual property and media/entertainment transactions. He is licensed in multiple jurisdictions including New York, Georgia and California, and serves film, television and new-media clients in the major media centers of New York, Atlanta and Los Angeles. Auric is the principal of STEELE MEDIA LAW, LLC, a private legal services and consulting firm, which is based in Atlanta, Georgia. The firm provides contract services for the financing, development, production and distribution of film, television and new media content.



Drew Waters

Production Consultant

Within his more than 13 yrs of industry experience, Drew has found success both behind and in front of the camera. Most recognized for his roles on the hit TV series Friday Night Lights and Breaking Bad, Drew channeled his industry contacts into the opening of his production company, Argentum Entertainment. Drew is an actor, director, and producer, eager to bring fresh ideas to life.



Erin Bethea

Production Consultant

With over a decade of entertainment experience, Erin's film career began in the starring role of 2008's #1 independent film, Fireproof. She then expanded her talents to include both performer & freelance marketer for companies like the Walt Disney Co. & Fox Home Entertainment. Now through producing with Argentum, Erin brings a unique understanding of the industry to quality projects.



Jeff Abramovitz

Social Media Architect

Jeff is currently the Social Media Architect for a full service digital marketing agency. In his role as the Social Media Architect, Jeff oversees all campaigns that include organic content creation, curation and community management. He is solely responsible for developing client strategies and executing the plan for all paid social advertising. He's proficient with Facebook's advertising platform and has been instrumental in delivering a number of successfully converting campaigns for clients, including Coca-Cola, Atlanta Life General Agency, Compac/Baby Buddy oral care products, and other business verticals. Additionally, Jeff has worked on large faith based film promotions and has a passion to helping people and organizations understand and utilize the power of digital media to amplify their message.

Offering Summary

Maximum $1,070,000 of Revenue Participation Rights

Minimum of $10,000 of Revenue Participation Rights

Company	Kind Katie Movie Partners, LLC
Corporate Address	3973 Foxglove Road, Tucker, GA 30084
Description of Business	KIND KATIE Movie Partners, LLC, a Georgia-based company, is an independent production company developing and producing the feature film *KIND KATIE.* The faith-based, true-life story is budgeted at $1 million. The production team consists of Producer/Writer Jon Graham, Producer/Writer Joshua W. Sims.
Type of Security Offered	Revenue Participation Rights
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

Perks

**Perks are cumulative. (includes everything that comes with lesser investments.)*

$100+ - an **on-screen credit**.

$500+ - a live online **Q&A with the production team** and cast (if they are available).

$750+ - an **autographed copy of the title page of the script** - suitable for framing to commemorate your first film team experience.

$1000+ - **one ticket to the premiere** (location TBA). You'll have to cover your own travel.

$2000+ - we'll double the offer and get you **two tickets** - OR you'll receive a **site license** and an advance BLU-RAY disc to show the film at your church (pending future distribution agreements).

$10,000+ - **visit the set** during filming, meet the cast and crew (if available) and we'll give you **FOUR tickets** to the premiere. Travel expenses are on you and set visits will have to sync up with our shoot schedule. And you might be able to **be an extra** on set.

$25,000+ - you're a **Co-Executive Producer** with an onscreen credit and all the benefits I've already mentioned.

(travel expenses are your responsibility, scheduling conflicts may limit availability of some perks)

**All perks occur after the offering is completed*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Only a few hours remain ... and then ...

1 hour ago

Only a few hours remain in our first campaign. What started five months ago is about to take another turn. At the time of this writing we're seeing a litle less than $68,000. We were hoping for $100K in this round. Are we disappointed? **NO!!!** First, remember, we did an indiegogo campaign in May of 2017 that brought in $4375. We also had an "angel investor" in early summer last year who got us started with $10,000. That means we're almost at $80,000 and **we are well poised to move to the next phase**... which was ALWAYS the goal of this campaign.

What is the next phase? At some point today (Friday) you'll see the clock reset and the goal jump to $1,070,000 - this is our production budget campaign. We will be greatly expanding our reach in marketing and PR. The terms will remain the same - anyone with $100 or more can become an investor.

We'll also be adding a landing page at kindkatie.com - this will be a place where we can gather email addresses for folks who may not be ready to jump in as an investor. The documentary "Beauty for Ashes" will also be viewable there. This documentary has been very powerful in helping folks see the "why" behind our "what".

Please remember, YOU are our best promoters. All it takes is a comment like "I invested in a film that I'm really excited about. Can I tell you about it?" ... then just point folks to kindkatie.com or startengine.com/kindkatie. In fact if everyone of our over 220 investors did that right now, I'm sure we'd see a lot more come in as an investor.

We presently have investors in all but 16 US states. We'd love to sew up the entire country. Our weak areas are the Rocky Mountain States and New England.

Thanks for believing in us and Kind Katie,

Jon & Josh (producers)

Don't miss this...

9 days ago

In a recent update, we told you about our trip to Nicaragua where we saw firsthand the impact Katie Beth's life is making 3000 miles away. Here's a short documentary we have completed to help investors see how big of a story this all really is. If you haven't yet invested, hopefully this will inspire you. If you have already invested, perhaps it will inspire you to invest more. Either way, please share this with as many as you can as we have only a few days left in this stage of our fundraising campaign.


Beauty for Ashes - A Kind Katie Story
PROD. Kind Katie
ROLL
SCENE
TAKE
A-Cam Media 001
01A
01
DIRECTOR: TBD
CAMERA: TBD
18:22

Notice of Funds Disbursement

24 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Kind Katie Movie Partners has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Kind Katie Movie Partners be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

To Nicaragua and Back Again.

about 1 month ago

This past week has been nothing short of miraculous as Jon and Josh (producers) travelled to Tomas Borge, Nicaragua along with the Carter family and most of their extended family. Key leaders in the school effort were also with us.


KATIE BETH CARTER
KBC
SUS HIJOS,
SU CAMINO,
SU GLORIA
CONCÉDELES UNA CORONA DE
BELLEZA EN LUGAR DE
CENIZAS.

We were able to witness the final scene of our script lived out before our eyes as the children of Tomas Borge had their very first day in class.


WELCOME TO MY
ENGLISH

We were blessed to interview so many people, including a few residents (through the help of our interpreter). The poverty there is humbling but the hope they now have through the school that bear's Katie Beths name, is remarkable.



We will be putting our footage into a documentary that we believe will inspire potential investors for our larger production budget - and will serve as a great "special feature" one day soon. Also, we will craft versions that will help support the efforts of the organizations that are working together to bring "beauty from ashes" in Tomas Borge.



Please go look at our facebook page for videos and photos from our trip. And please consider investing (or investing more) as we are in our final 30 days.

Facebook.com/kindkatiemovie

A little investor math ... and an announcement.

about 1 month ago

At the time of this update, if you divided the number of investors into the total amount invested, you'd see that the average investment is $300. Now if you multiplied that average investment ($300) by the number of folks who have followed our campaign, you'd be amazed to learn that we'd have close to $64,000 invested!

Here's another interesting stat: We have investors in over 25 states and two foreign countries. Wouldn't it be awesome to have representation in every state! If you know someone who lives in a "gray" state (see image below), tell them to join the team! And if you've been following along and have yet to invest, please consider taking that next step.

Tomorrow, producers Josh and Jon join the Carter family, E.K. Slaughter, and other key leaders in Impact2One as we travel to Tomas Borge, Nicaragua for the opening and commissioning of Katie Beth Carter Memorial Institute. We are beyond honored to be invited and can't wait to bring back footage that will soon become a documentary about the school and the story behind it. Eventuallly that documentary will be a 'special feature' on the BLU-RAY or DVD and immediately, it will be used to help potential investors see the scope of this amazing story.

In fact, the final scene of our script is the opening day of the school. How amazing that we get to actually see it happen. Please be in prayer for the team and especially the Carter family as they will no doubt be flooded with emotions during this time.

Note: Indiana is already represented ... sorry you're still gray. :)

VIDEO TRANSCRIPT (Exhibit D)

Cover Video Transcript:

She's Danced Her Whole Life

Everything Is Leading Up To This Moment

Kind Katie

Based On True Events

Her Dream Was To March As A JSU Marching Ballerina

It Happened ... But Not Like She Expected

A Journey Of Faith And Kindness Through Adversity

A Challenge To Put Others First

Her Only Enemy Was Time

Written And Produced By

Jon G. Graham &

Joshua W. Sims

Follow Us On

facebook / twitter / Instagram

@kindkatiemovie

Kind Katie

Now in Development

www.kindkatiemovie.com

VIDEO #1 –Transcript

Hi, in the next two minutes and 30 seconds, I'm gonna tell you about the next huge wave that is coming for Christians to influence culture and the entertainment industry.

In 2004, Mel Gibson took his own money and produced the Passion of the Christ. It has since grossed 600 million dollars, was nominated for four academy awards.Mel Gibson had the means and the vision and Hollywood noticed that Christians will spend money on faith-based films. (source: boxofficemojo.com)

In 2006, Sony Pictures took a chance on Facing the Giants. It has since grossed 10 million dollars, that's 100 times its production budget. (source: boxofficemojo.com)

The Kendrick brothers had the vision, Sherwood Baptist Church in Albany, Georgia rallied up the funds and Christians everywhere, showed Hollywood, again, that faith-based films have a huge market.

And just like Fireproof, God's Not Dead and Courageous, Kind Katie is a gripping story of faith and inspiration. Believers have proven that they will support faith-based films, but that's only after the film is made.

Unfortunately,the gap between script and screen, is as wide as a movie's budget. Filmmakers have often been limited by their ability to raise funds and governmental restrictions have made it where for the most part, only very wealthy people could be an investor in a film, until now.

There are new regulations that have been in place for less than year, that make it possible for anyone with as little as a hundred dollars, to become an investor in a film. A family of four could go see a movie and get popcorn and a coke, and that will cost about a hundred dollars,or they could invest in a film, and see a film go from script to screen. And really, isn't that a more biblical model?

In the Old Testament, the people raised the money to build the temple. In Acts Chapter Two, all the believers came together so that no one had any need and let's not forget about the parable of the talents in Matthew 25. The point there is, invest what God has given you in kingdom pursuits. And in our context, don't just support something through ticket sales, but actually be a part of helping that film become a reality.

To thebest of our knowledge, Kind Katie is the first faith based film to utilize thisstrategy.

Your groundbreaking $100 investment will definitely, make an impact in the kingdom of God.

There's a lot more I need to tell you, but in order to get all that information to you,you're gonna have to click the links that are on this video. And even if you're not considering investing, we have a special gift for you from Kind Katie movie. But I promise, you really are gonna wanna hear more.

QUICK PITCH VIDEO – TRANSCRIPT

- I've been a filmmaker and producer for about 10 years. And the more I heard about these stories like the school in Nicaragua the scholarships that have been put in place. The way that the Jacksonville State University community rallied around the Carters and continue to do so. I was just so impressed by these stories and that's why recently I have gone to Jason and Amy and I have asked could I have the opportunity to develop Katie's story into a major motion picture? I'm committed to it and I'm looking for folks that might also share that vision. She's a tremendous, tremendous young lady who had a life well lived. And that life needs to be celebrated on screen.

So would you help me do that? Just look through the rest of this website here and the campaign

and consider how you might be a part of these first funds to get Kind Katie in motion picture status real soon.

Thanks.

NewsChannel 9 – TRANSCRIPT

- Well, coming up, remembering the life of a Ringgold girl who was taken too early.

- How one man plans to take stories about Katie Beth Carter and turn those stories into something more. Katie Beth Carter was a 2016 graduate of Heritage High School. Her family said she touched hundreds of lives, they're hoping the film will showcase her kindness.

- Stephanie Santostasi spoke to the producer of the movie today about why Katie's life inspired him.

- [Stephanie] A dancer, college student, daughter, sister and friend to everyone she met. That's who Katie Beth Carter was.

- She was the closest thing to a real life angel.

- [Stephanie] Her younger sister Kimi says the fact Katie Beth isn't here right now still doesn't seem real.

- [Kimi] She just loved people.

- [Stephanie] And she hopes a day never comes where she forgets how her sister looked and acted. Now thanks to movie producer Jon Graham, there's a greater chance she won't.

- I'm hoping that this movie can capture all of that and can capture her laugh and just her little quirks that she did.

- [Stephanie] That's the plan for Graham's movie, Kind Katie.

- The more I learned of this story and the more I saw the results from Katie Beth's life and the impact that she had on so many, I just thought, this is it, this has to be told to the world.

- [Stephanie] Graham met Katie's parents in college. Years later, he married them. He got his inspiration watching stories following Katie's death. One memory from Katie's classmates stood out.

- [Jon] I was so impressed by this one particular news story that you all covered where they went

to Heritage High School, a young man was on camera being interviewed and talked about the notes that Katie had written to her class.

- [Student] The first thing I do when I lose my wallet is I think about losing the paper that she gave me.

- [Stephanie] Kimi and Graham both want this movie to radiate the same kindness written in that precious piece of paper.

- I hope that everybody around the world gets an opportunity to hear the story of Katie Beth.

- [Stephanie] Katie Beth Carter sure left her mark in Ringgold and here at Heritage High School. Graham hopes to have that movie hit theaters by March next year. Reporting in Ringgold, Stephanie Santostasi, news channel nine.

- And Graham says the movie will cost more than $800,000 to produce. If you're interested in auditioning or just want to help out, we've posted his contact information on our website, newschannel9.com.

<u>The Carter Family on "Why Kind Katie" – TRANSCRIPT</u>

- We're so excited because we're getting this opportunity to tell Katie Beth's story through a feature film. And so that's a pretty cool thing.

We have a really good buddy who just approached us and said you know, I just feel like this story needs to be told and we were like yeah, let's sit down and let's do this.

- There are times where Katie was you know, the nicest person that I've ever met and I just adored her, but there are times where we're just yellin' and screamin' at each other and I want to be able to capture all of that. You know, us fighting but also us jamming out to Taylor Swift, you know?

- Everything that Katie did was incredible.

From dance to school to bein'

a manager on a football team. I want to live with kindness and I want to live with compassion and serve people. And that's something Katie did so well. And I not only want myself to do that, but I want other people around me to that. I want them to live with kindness and compassion and care for people around them. And so that's why I'm excited to this kinda take off.

- We feel really strongly that her life is a gift that should be shared with others. And we want to ask you to help us make it possible to share this gift with others. Two ways you can do that. First, if you would just share this video and share this project with your friends, family, business people, anyone that you think might be interested in investing in this project. And two, if you would consider personally being a part of this. We just really hope that you'll get onboard with us and help us continue to share the gift of Katie Beth.

- And one of the things we felt like Katie Beth did so well is that she lived her life fully. She lived it with all her heart. The other thing she did well was relationship. She just loved people. It didn't matter who they were, didn't matter what was goin' on with 'em. It didn't matter what they had done to her a lot of times. Katie just loved people. And our heart and our desire for this project is that people can see that out of her life. But it's not just somethin' they can see a great story, it's also somethin' that will inspire them and encourage them to go live their life to the fullest and live their life welland love others around them and make their world what it's intended to be.

- So that we can all learn how to live and love like KB.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

REVENUE SHARE PURCHASE AGREEMENT

INVESTOR FINANCING AGREEMENT

The following Investor Financing Agreement (the "Agreement"), which is dated as of %%TODAY%% sets forth the understanding between KIND KATIE MOVIE PARTNERS, LLC ("Producer"), and %%VESTING_AS%% ("Investor"), on the other hand, in connection with Investor's provision of funds to Producer for the purpose of developing, producing, marketing and distributing the motion picture presently entitled "KIND KATIE" (the "Picture"), which will be produced by Producer. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1. Investor Funds.

1.1. Subject to the terms and conditions of this Agreement, Investor agrees to provide Producer %%VESTING_AMOUNT%% (the "Investor Funds"), which Investor Funds will be applied toward the development, production, marketing and distribution budget of the Picture (the "Budget").

1.2. Producer will be responsible for securing the remainder of the Budget for the Picture from additional financing contributions (the "Additional Funds"), including but not limited to revenues from other third-party Investors (the "Additional Investors") and other sources, including but not limited to loans or advances against the first revenues of the film (i.e. debt financing), or through pre-sale of distribution rights in any territory, or through monetization of available tax credit benefits.

2. Adjusted Gross Proceeds.

2.1. Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

2.2. First, 100 (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and

2.3. following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds. All third-party participations in Net Proceeds (other than those payable to Additional Investors) shall be borne out of Producer's share of Net Proceeds.

2.3.1. The 50% distribution split assumes that the Investor and Additional Investors contribute the entire Investor Funds and Additional Investor Funds of the project, which is projected to be $1 million (and not to exceed $2 million), to the Producer. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Investor and Additional Investors, and the remaining $200,000 is procured by the Producer by some non-investment means (e.g. debt) 80% of the $1 million Budget would have been provided by the Investors, which would result in them receiving 80% of the potential 50% split, or 40% of the Net proceeds, resulting in the Investor and Additional Investors receiving 40% and the Producer receiving 60% to reflect the additional percentage of the Budget procured by non-investment "Filmmaker Funds."

2.4. "Filmmaker Funds" is defined as all the non-investment additional funds required to produce and market the Picture (e.g. loans, advances, minimum guarantees, etc.).

2.5. As used herein, "Gross Proceeds" shall mean any and all amounts, including non-refundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay funds secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing “step” deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer’s rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be adjusted every twelve (12) months and amounts deemed by Producer as not needed to cover anticipated expenses will be forwarded for distribution per this Agreement. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

3. Copyright. As between Producer and Investor, Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the sake of clarity, Producer shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Producer's sole discretion.

4. Risk of Investment. Investor acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Investor all or any

part of the Investor Funds; (iv) investments in the motion picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Offering Memorandum provided to investor by Producer, if any, or set forth on the website for the relevant Regulation Crowdfunding portal.

5. Control. As between Producer and Investor, all business and creative decisions with regard to the Picture shall be made solely by Producer.

6. Investor's Representations, Warranties and Indemnities.

6.1. Investor hereby represents and warrants that: (i) Investor has the full right and authority to enter into this Agreement and to perform its obligations contained herein; (ii) Investor has not made or assumed and will not hereafter make or assume any commitment, agreement or obligation that will or might (as reasonably foreseeable) conflict with or impair Investor's ability to perform its obligations hereunder; (iii) Investor has read and evaluated the merits and risks of the prospective investment in the Picture (including those set forth in Paragraph 4 and found in the "Offering Details" document and in the link to the SEC website labeled "Form C Filings" at www.startengine.com/kindkatie); (iv) Investor has obtained, to the extent Investor deems necessary, Investor's own personal professional advice and counsel with respect to the risks inherent in this investment, tax or other economic considerations in this investment, and the suitability of the investment in light of Investor's financial condition and investment needs; (v) Investor and/or Investor's advisors (if any) has/have been afforded full opportunity to conduct a due diligence investigation of the facts and circumstances relating to this investment, including (but not limited to) asking all questions of Producer necessary in order to make an informed decision; (vi) to the extent that Investor and/or Investor's advisors conducted a due diligence investigation, Producer fully cooperated with the investigation to Investor's satisfaction; (vii) except as set forth above, Investor has relied solely on the information contained in this Agreement, and Investor has neither relied on, nor is relying on, Producer with respect to tax or other economic considerations involved in this investment; and (viii) Investor has no intention of selling or otherwise transferring or assigning Investor's interest in this production as set forth herein, and that Investor is acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof.

6.2. Investor shall indemnify, hold harmless, and defend Producer from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third-party claim, alleged breach, of any representation, warranty, covenant or agreement made by Investor herein.

6.3. The provisions of this Paragraph 6 will survive termination of this Agreement.

7. Producer's Representations, Warranties and Indemnities.

7.1. Producer hereby represents and warrants that Producer has the full right, power and authority to enter into this Agreement.

7.2. Producer shall indemnify, hold harmless, and defend Investor from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third-party claim, alleged breach, of any representation, warranty, covenant or agreement made by Producer herein.

7.3. The provisions of this Paragraph 7 will survive termination of this Agreement.

8. Publicity. Investor shall not have the right to issue any press releases or any other publicity with regard to the Picture. Investor understands that Producer is in control of all publicity and promotion of the Picture, including the timing of such publicity, and therefore agrees not to post or publish, on the Internet, social media, or otherwise, any information, photos or videos regarding the Picture or Producer, unless specifically authorized by Producer to do so.

9. Resales. Investor agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

9.1. To the Producer;

9.2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

9.3. As part of an offering registered under the Securities Act with the SEC; or

9.4. To a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

10. Transfer; Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Producer and the Investor. Agreement the foregoing, the Investor may not assign, pledge, or otherwise transfer this Agreement without the prior written consent of the Producer. Subject to the preceding sentence, this Agreement may be transferred only upon surrender of the original Agreement for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Producer. Thereupon, a new agreement for the same principal amount will be issued to the transferee.

11. Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A “business day” shall mean any weekday (i.e., Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be as first set forth above, with a copy of notices to Producer to:

KIND KATIE MOVIE PARTNERS LLC

Attn: Jon G. Graham or Joshua Wiley Sims

3973 Foxglove Road

Tucker, Georgia 30083

Address For Notices to Investor:

%%SUBSCRIBER_DETAILS%%

Investor agrees to accept service of process at the address provided to Producer. Investor may opt to receive electronic notices in the ordinary course of business, where applicable regarding anything which does not require an original signature or official certification, by providing Producer with Investor’s preferred email address for such notices.

12. Miscellaneous.

12.1. It is expressly understood, agreed and covenanted that the parties do not by this

Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

12.2. The paragraph and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof.

12.3. This Agreement shall be governed by the laws of the State of Georgia applicable to agreements entered into and wholly performed therein without regard to its choice of law provisions, and each party hereby consents to the exclusive jurisdiction of any state or federal court located in Atlanta, Georgia to hear disputes arising out of this Agreement, and agrees that venue therein is proper and convenient.

12.4. This Agreement embodies the entire understanding of the parties hereto and supersedes and replaces all other agreements (written and oral) between the parties relating to the subject matter hereof, and no change, modification or amendment will be valid or effective unless in writing and signed by both parties.

12.5. In the event that Investor should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby agrees that any such recourse, action or claim shall extend only to Producer and not to any of Producer’s owners, shareholders, partners or members.

12.6. No Injunctive Relief: Investor agrees that under no circumstances shall Investor have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name).

12.7. In the event that there is any conflict between (i) any provision of this Agreement and (ii) any statute, law, or regulation, the latter (set forth in subpart (ii)) shall prevail; provided, however, that in such event the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent necessary to permit compliance with the minimum requirement, and no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect.

12.8. This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or scanned electronic signatures shall have the same force as original signatures.

The foregoing reflects our understanding of the essential terms of our agreement, and this Agreement will serve as a binding agreement between us.

INVESTOR:

Producer	Investor
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Signature of Authorized Representative	Signature of Authorized Representative
KIND KATIE MOVIE PARTNERS, LLC	%%VESTING_AS%%
Printed name of Authorized Representative	Printed name of Authorized Representative